As filed with the Securities and Exchange Commission on March 25, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 2

THE HERZFELD CARIBBEAN BASIN FUND, INC.

(Name of Subject Company (Issuer))

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Filing Person (Issuer))

Common Stock, par value $0.001

(Title of Class of Securities)

42804T106

(CUSIP Number of Securities)

Thomas K. Morgan

The Herzfeld Caribbean Basin Fund, Inc.

119 Washington Avenue, Suite 504

Miami Beach, Florida 33139

Telephone: (305) 777-1660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

John P. Falco, Esq.
Troutman Pepper Hamilton Sanders LLP
3000 Two Logan Square | 18th & Arch Streets
Philadelphia, PA 19103
Telephone: (215) 981-4659

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☒	Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by The Herzfeld Caribbean Basin Fund, Inc. (the “Fund”) with the Securities and Exchange Commission on February 20, 2024 (“Schedule TO”). The Schedule TO relates to the offer by the Fund to purchase for cash up to 10% or 1,681,477 shares of its outstanding common stock, with par value of $0.001 (the “Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated February 20, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, set forth the terms that constitute the “Offer”), both of which are attached to Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Amendment No. 2 is being filed to report the final results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 2. The information set forth in Schedule TO is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent amended and supplemented by the exhibit filed herewith.

You should read this Amendment No. 2 together with Schedule TO, and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may have been amended or supplemented from time to time.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 is hereby amended and supplemented by adding at the end thereof the following text:

“On March 25, 2024, the Fund issued a press release announcing the final results of the Offer, which expired on March 19, 2024 at 5:00 p.m. Eastern Time. A copy of the press release is filed as Exhibit (a)(5)(v) to this Schedule TO and is incorporated herein by reference.”

ITEM 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(v) Press Release dated March 25, 2024*

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Herzfeld Caribbean Basin Fund, Inc.

By:	/s/ Erik M. Herzfeld
Name:	Erik M. Herzfeld
Title:	President

Dated as of: March 25, 2024

EXHIBIT INDEX

Exhibit	Description
(a)(5)(v)	Press Release dated March 25, 2024